February 6, 2020

Michael J. Lotz
President and Chief Financial Officer
Mesa Air Group, Inc.
410 North 44th Street, Suite 700
Phoenix, AZ 85008

       Re: Mesa Air Group, Inc.
           Form 10-K for the Fiscal Year Ended September 30, 2019
           Filed December 17, 2019
           File No. 1-38626

Dear Mr. Lotz:

      We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended September 30, 2019

Exhibits

1. We note you entered into a Term Loan Agreement (TLA) on January 28, 2019 but do not
      appear to have filed such agreement. We further note that the Form 8-K filed on January
      31, 2019 in connection with such agreement discloses that the descriptions of the TLA in that 8-K are not complete and qualified in their entirety by reference to the full text of the agreement that will be filed as an exhibit to the Form 10-Q for the quarter ended
      December 31, 2018. The TLA does not appear filed in that 10-Q or any subsequent periodic report. Please file such agreement. Refer to Item 601(b)(10)(iii) of Regulation
      S-K. In addition, in the future please ensure that all material agreements that are executed or become effective are filed as exhibits to the Form 10-Q or Form 10-K for the corresponding period. Refer to Instruction 3 to Item 601(b)(10).
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Michael J. Lotz
Mesa Air Group, Inc.
February 6, 2020
Page 2

       Please contact Karina Dorin, Staff Attorney, at (202) 551-3763 or Kevin Dougherty, Staff
Attorney, at (202) 551-3271 with any questions.



FirstName LastNameMichael J. Lotz                         Sincerely,
Comapany NameMesa Air Group, Inc.
                                                          Division of
Corporation Finance
February 6, 2020 Page 2                                   Office of Energy &
Transportation
FirstName LastName